LOTON, CORP.

13499 RUE HUNTINGTON, QC, H8Z1G3, CANADA

Tel. 1(438)8701351

Fax. 1(450)9881288

E-mail: lotoncorp@yahoo.com

August 24, 2010

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Mr. Ryan Houseal, Ms. Maryse Mills-Apenteng.

Re: Loton, Corp.

Amendment  No. 1 to Registration Statement on Form S-1,

Filed on July 9, 2010

Filing No. 333-167219

Dear Mr. Ryan Houseal, Ms. Maryse Mills-Apenteng:

Further to your letter dated August 3, 2010, concerning the deficiencies in Amendment No.1 to Registration Statement on Form S-1 filed on July 9, 2010, we provide the following responses:

General

1. SEC Comment: In response to prior comment 1 you indicate that you do not own or lease any property although you indicate that you have a principal office located in Pierrefonds, Canada. Please provide a brief description of your principal offices and disclose the terms of occupancy.

Response:  We revised to provide a brief description of our principal offices and disclosed the terms of occupancy.  Please refer to page 39 of the prospectus:

Offices

Our office is currently located at 13499 Rue Huntington, Pierrefonds, QC H8Z1G3, Canada. Our telephone number is (438) 8701351, our fax number is (450) 9881288. This is the office of our Director, Mr. Alex Kuznetsov.  We do not pay any rent to Mr. Kuznetsov and there is no agreement to pay any rent in the future.  Upon the completion of our offering, we do not intend to establish an office elsewhere.

2. SEC Comment: Your response to prior comment 2 states that you provided supplemental copies of the reports; however, we are not in receipt of any such reports. Therefore we reissue our prior comment requesting that you please provide us with copies of the complete reports as an attachment to your response letter. Each copy should be marked to highlight the applicable portions containing the data you cite along with a cross-reference to the appropriate location in your prospectus.

Response: We provided copies of the complete reports as an attachment to our response letter. We marked each copy to highlight the applicable portions containing the data we cite along with a cross-reference to the appropriate location in our prospectus. Please refer to the attachments of our response letter.

Please note that the third party reports or other source documentation were not commissioned by us.

Cover Page

3. SEC Comment: We note your revisions to the cover page. Please further revise the cover page as described below:

- Please eliminate the phrase “0.001 Par Value No Minimum” from the subheading. A reference to the par value is not key information with respect to the offering and the reference to “No Minimum”, without more, is unclear.

- Please remove the statement that you expect to sell between one-third and one hundred percent of the offering. You may include instead a statement to the effect that there is the possibility that you may not sell all of shares and, as you have already noted, that the amount raised may be minimal and may not even cover the costs of the offering.

- Please restore the statement that this registration statement constitutes the initial public offering of common stock of Loton, Corp. as well as the statement that there has been no market for your securities and a public market may never develop, or, if a market develops may not be sustained.

- Ensure that the cross-reference to the risk factors section is highlighted by prominent type or by other means.

Response: We further revised the cover page and eliminated the phrase “0.001 Par Value No Minimum” from the subheading.

Our statement that we expected to sell between one-third and one hundred percent of the offering was removed and replaced by a statement that there is the possibility that we may not sell all of shares and, that the amount raised may be minimal and may not even cover the costs of the offering.

The statement that this registration statement constitutes the initial public offering of common stock of Loton, Corp. as well as the statement that there has been no market for our securities and a public market may never develop, or, if a market develops may not be sustained were restored.

It was also ensured that the cross-reference to the risk factors section was highlighted by prominent type:

Prospectus

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

LOTON, CORP

$0.001 Par Value No Minimum

$0.03 per share

This is the initial offering of common stock of Loton, Corp and no public market currently exists for the securities being offered.  A public market may never develop for the securities being offered, or, if a market develops, may not be sustained.

We are offering on a best-efforts basis 3,000,000 shares of common stock at a price of $0.03 per share in a direct public offering, without any involvement of underwriters or broker-dealers. The offering does not require that we sell a minimum number of shares; therefore not all of the shares may be sold. The amount raised may be minimal and there is no assurance that we are able to raise sufficient amount to cover our expanses and may not even cover the costs of the offering.

This Prospectus will permit our President to sell the shares directly to the public, with no commission or other remuneration payable to him for any shares he may sell.  Mr. Kuznetsov will sell the shares and intends to offer them to friends, family members and business acquaintances.  In offering the securities on our behalf, he will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities and Exchange Act of 1934.  The shares will be offered at a fixed price of $.03 per share for a period of one hundred and eighty (180) days from the effective date of this prospectus, unless extended by our board of directors for an additional 90 days. The offering shall terminate on the earlier of (i) the date when the Loton, Corp decides to do so, or (ii) when the offering is fully subscribed for.

Loton, Corp is a development stage company and currently has no operations.  Any investment in the shares offered herein involves a high degree of risk. You should carefully read and consider the section of this prospectus entitled “Risk Factors” on page 8 through 15 before buying any shares of Loton, Corp’s common stocks. Our independent registered public accountant has issued an audit opinion for Loton, Corp which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

We have not made any arrangements to place funds in an escrow, trust or similar account. Accordingly, if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws. If a creditor sues us and obtains a judgment against us, the creditor could garnish the bank account and take possession of the subscriptions. As such, it is possible that a creditor could attach your subscription which could preclude or delay the return of money to you. If that happens, you will lose your investment and your funds will be used to pay creditors.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SUBJECT TO COMPLETION, DATED _______, 2010

Prospectus Summary, page 8

1. SEC Comment:  We note your statements regarding the net proceeds to be received in the event that one-third and two-thirds of the shares in the offering are sold; however, it does not appear that the dollar amounts indicated are equal to one-third or two-thirds of the net proceeds. Please revise or advise as to how these amounts were calculated.

Response: In response to this comment, we advise you how these amounts were calculated. Net proceeds are the capital raised minus the costs of issuing the securities. The gross proceeds in the event that one-third and two-thirds of the shares in the offering are sold are $30,000 and $60,000 accordingly. We estimate our total offering registration costs to be approximately $8,000. Therefore, by subtracting the gross proceeds in the event that one-third and two-thirds of the shares in the offering are sold and our total offering registration costs, the net proceeds to be received in the event that one-third and two-thirds of the shares in the offering are sold are $22,000 and $52,000 accordingly.

Management’s Discussion and Analysis or Plan of Operations, page 22

Plan of Operations, page 23

2. SEC Comment: You state that your current cash balance “might not be sufficient to fund (y)our limited levels of operations for the next 12 months …” Please revise this statement to state unambiguously that your current cash balance is not sufficient to fund your operations for the next 12 months and to qualify your minimum cash requirements necessary to fund 12 months of operations.

Response:  We revised our statement on page 23 of the prospectus to state unambiguously that our current cash balance is not sufficient to fund our operations for the next 12 months and to qualify our minimum cash requirements necessary to fund 12 months of operations:

“We are a development stage corporation and have not started operations or generated or realized any revenues from our business operations. Our cash balance is $3,991 as of April 30, 2010.    Our current cash balance will not be sufficient to fund our operations for the next 12 months and to qualify our minimum cash requirements necessary to fund 12 months of operations, if we are unable to successfully raise money in this offering. We  have been utilizing and may utilize funds from Alex Kuznetsov, our Chairman, President, and Secretary, who has informally agreed to advance funds to allow us to pay for offering costs, filing fees, and professional fees.  Mr. Kuznetsov, however, has no formal commitment, arrangement or legal obligation to advance or loan funds to the company.  In order to achieve our business plan goals, we will need the funding from this offering and substantial additional funding. “

3. SEC Comment:  In addition, and consistent with the above, please revise your statement in the second paragraph that reads “ We believe we can satisfy our cash requirements during the next 12 months”, to clarify the amount of net proceeds you will need to raise in this offering in order to satisfy your cash requirements for the next 12 months. Ensure that your disclosure here is consistent with your disclosure elsewhere in this section and in other sections of the prospectus with respect to the amount of net proceeds that must be raised in order for you to meet your cash requirements for the next 12 months.

Response: We revised our statement in the second paragraph that reads “We believe we can satisfy our cash requirements during the next 12 months”, to clarify the amount of net proceeds we will need to raise in this offering in order to satisfy our cash requirements for the next 12 months. We also ensured that our disclosure here is consistent with our disclosure elsewhere in this section and in other sections of the prospectus with respect to the amount of net proceeds that must be raised in order for us to meet our cash requirements for the next 12 months:

Plan of Operation

Our current cash balance will not be sufficient to fund our operations for the next 12 months, if we are unable to successfully raise money in this offering. However, if we sell one-third of the securities offered for sale by the Company and raise the gross proceeds of $30,000, the net proceeds of $22,000 will satisfy cash requirements for 12 months and we will not be required to raise additional funds to meet operating expenses, but our growth strategy will be limited. If we sell two-third or more of the shares in this offering, we believe the money will last for more than a year, and also provide funds for growth strategy. If we need more money we will have to revert to obtaining additional financing by way of a private debt or equity financing. We may also utilize funds from Alex Kuznetsov, our Sole Officer and Director.

Business

Marketing Our Product, page 32

4. SEC Comment: Your response to prior comment 14 notwithstanding, we note that you continue to embed third-party websites in your document. As such, we reissue prior comment 14 and suggest that you remove the third-party website references.

Response: We removed the third-party website references throughout the prospectus. Please refer to pages 29, 32, 33 and 37 of the document.

5. SEC Comment: We note your revisions made in response to prior comment 17 and your inclusion of the hyperlinks and cited text. If you wish to retain the references to the sources cited on pages 32 and 33, please remove the hyperlinks and the full texts of the quoted material. Instead, consider including a textual reference, for example, “According to Wikipedia…”, that attributes the cited material to the source and the date of publishing, as applicable. Refer to our comment above regarding supplying us with marked copies of the source material as an attachment to your response letter.

Response: We removed the hyperlinks and the full texts of the quoted materials on pages 32 and 33 of the prospectus and replaced them with textual references:

“We plan to market our services in Canada. Architectural visualization services we plan on providing are highly dependent on construction industry in Canada. As of the time of this registration statement the construction industry in Canada was experiencing an economic down turn.  But according to Financial Post “Canadian economy is expected not only to recover in 2010, but also to expand by 3.1% with the full impact of stimulus spending, historically low interest rates and improved credit markets all taking effect.” (Financial Post, Julie Fortier, Wednesday, March 10, 2010, article “Canada’s economy to expand by 3.1% in 2010: RBC”).

According to Daily Commercial News and Construction Record Statistics Canada “non-residential construction is expected to increase 7.2 per cent to $139.2 billion” (Daily Commercial New and Construction Record, March 2, 2010, article “Statistics Canada expects construction to climb 5.3% in 2010”), increasing demand for architectural illustration and animation.

Exhibits

6. SEC Comment: Please provide with your next amendment an updated consent of your independent registered public accounting firm. In addition, please provide an updated opinion of counsel prior to effectiveness.

Response: We provided an updated consent of our independent registered public accounting firm and an updated opinion of counsel. Please refer to exhibit 5.1 and exhibit 23.1.

Please direct any further comments or questions you may have to the company's president Mr. Alex Kuznetsov at:

13499 Rue Huntington

Pierrefonds, QC, H8Z1G3, Canada

Tel. 1(438)8701351

Fax. 1(450)9881288

Thank you.

Sincerely,

/S/Alex Kuznetsov

Alex Kuznetsov, President

Attachment #1

Below is full report of the article “Canada’s economy to expand by 3.1% in 2010: RBC”, published by Financial Post, Julie Fortier, on Wednesday, March 10, 2010. Applicable portions, containing the data we cited on page 32 of the prospectus, are highlighted below. Report’s internet link is: http://www.financialpost.com/news-sectors/economy/story.html?id=2670361

“Canada's economy to expand by 3.1% in 2010: RBC”

Julie Fortier, Financial Post · Wednesday, Mar. 10, 2010

OTTAWA — After surging back to life with an annualized GDP of five per cent in the fourth quarter of 2009, all signs are pointing to Canada's economy growing another 3.1 per cent in 2010 (please note that this data was cited on page 32 of the prospectus), according to an RBC Economics report released Thursday.

"An economic recovery is solidly taking root in Canada with the full impact of stimulus spending, historically low interest rates and improved credit markets all taking effect this year," (please note that this information  was cited on page 32 of the prospectus),Craig Wright, senior vice-president and chief economist at RBC, wrote in the report.

Unemployment rates are expected to average 8.4 per cent in 2010 before falling to 7.7 per cent in 2011. Consumer spending is expected to expand in both 2010 and 2011 by 2.8 per cent. Business investment is set to rise by more than seven per cent. "This should result in Canada's GDP expanding by an even greater 3.9 per cent in 2011," according to the report.

According to the report, economic growth in 2010 will be boosted by gains in Newfoundland and Labrador (4.1 per cent), Saskatchewan (3.6 per cent), B.C. (3.4 per cent) and Ontario (3.3 per cent). Growth in Alberta will rise only 2.5 per cent this year, but strengthen to 4.4 per cent in 2011.

The unexpectedly strong growth in the fourth quarter of 2009 reported last week has prompted traders to conclude the Bank of Canada will soon raise interest rates to keep the economy from overheating, sending Canada's dollar surging against the U.S. greenback. Early Thursday, the Canadian dollar was at 97.44 cents U.S., flirting with highs seen five months ago.

Avery Shenfeld, the chief economist at CIBC World Markets, said Wednesday he expects a rate hike in July and growing demand for Canadian investments will drive the loonie as high as $1.02 U.S. by September, before dropping to 97 cents U.S. by year's end, he forecasts.

— With files from Eric Lam and John Morrissy

Attachment #2

Below is full report of the article “Statistics Canada expects non-residential construction to climb 5.3% in 2010”, published by Daily Commercial New and Construction Record on March 2, 2010. Applicable portions, containing the data we cited on page 32 of the prospectus, are highlighted below. Report’s internet link is: http://dcnonl.com/article/id37770

March 2, 2010

Statistics Canada expects non-residential construction to climb 5.3% in 2010

OTTAWA

Investment in non-residential construction and machinery and equipment is expected to increase 5.3 per cent to $239.9 billion this year. Statistics Canada predicts it will remain below 2008 levels due to the sizable decline in 2009.

Capital spending by the public sector, particularly the public administration, will account for nearly two-thirds of the increase.

The agency expects higher public-sector investment to continue into 2010 as capital spending by the public sector is anticipated to increase 9.9 per cent to nearly $87.8 billion.

Private-sector investment is expected to rise 2.8 per cent to $152.2 billion, with significant capital-spending increases from mining and oil-and-gas extraction, as well as manufacturing, are behind that increase.

Non-residential construction is expected to increase 7.2 per cent to $139.2 billion (please note that this data was cited on page 32 of the prospectus), accounting for over three-quarters of total capital spending, while spending on machinery and equipment is expected to increase 2.8 per cent to $100.7 billion.

Canadian Press